Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 9445 1006 Fax: + 618 9204 2383 Email: invest@missionnewenergy.com

3 June 2011
ASX ANNOUNCEMENT

Mission delivers first shipment of certified product

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT) is pleased to announce that it has successfully produced and delivered the first shipment under the recently announced $100 million contract to supply sustainability-certified  product to a major international producer and distributor of refined oil products.

On 2 May 2011 Mission announced the signing of this major contract.  Under the terms of the contract, Mission will continue to produce and deliver through till the end of the second quarter of 2012, subject to an initial three-month trial period.

“We are very happy to make this maiden shipment on schedule. We look forward to continuing to successfully execute under the contract and feel extremely confident of our abilty to do so,” said Nathan Mahalingam, Group CEO of Mission NewEnergy.

On 14 March 2011 Mission partnered with Felda Global Group, one of the worlds largest palm oil producers to provide Asia’s first fully integrated certified under the coveted International Sustainability & Carbon Certification system (ISCC).  Mission and Felda are agressively working together to extend the certification program, which will expand Mission’s supply of ISCC certified product and is expected to lead to furhter sales opportunities.

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is an integrated biodiesel producer and one of the world’s largest Jatropha plantation companies.  We can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of over 22 million barrels and growing. Jatropha Curcas, an inedible biodiesel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

Product being loaded direct from plant to ship by pipeline. Mission plant in the background left.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Head Corporate Finance, M&A
Mission NewEnergy Limited
+ 61 8 9445 1006
james@missionnewenergy.com